

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2025

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition II LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition I LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 17, 2025**
> **File No. 333-283675**

Dear Andrew Milgram, Jared Golub, and Jared Golub:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 26, 2024 letter.

Amendment No. 1 to Form S-4/A filed January 17, 2024

The Parties to the Business Combination, page 29

1. We note the response to prior comment 1, which presents the new non-exclusive servicing agreement as replacing the "previous" agreement with Septuagint Solutions, LLC. However, we note disclosure on page 31 and elsewhere that the October 17, 2024 agreement between DePalma II and Kirie Eleison gave DePalma II until December 15, 2024 to decide whether to have Kirie Eleison transfer its 50% interest to DePalma II or wind down Septuagint. It is unclear if the parties have agreed to extend the date. Newly revised disclosure states that DePalma has not exercised its right to acquire or wind down Septuagint, which suggests that the Septuagint agreement is still being used. Please revise to explain why the decision was not made by December 15, 2024, disclose any agreement to extend the date, and clarify in quantitative and qualitative terms the status of the operations being conducted under the new agreement versus the "previous" Septuagint agreement.

Material U.S. Federal Income Tax Considerations, page 298

2. We note the revised disclosure in response to prior comment 3 indicating that the tax opinion will provide that the Merger "should, when taken together with the Blocker Mergers and Contributions as described in the Business Combination Agreement, qualify as a transaction described in Section 351 of the Code for U.S. federal income tax purposes." As counsel will not be providing a "will" opinion, please revise to clarify why it cannot do so and describe the degree of uncertainty in the opinion.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance